UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 6, 2020

We hereby inform as a Relevant Communication the resignation of five board members from the Board of Aenza S.A.A (formerly Graña y Montero S.A.A., the “company” onwards).

Ernesto Balarezo Valdez, Chairman of the Board, Rafael Venegas Vidaurre, Alfonso de Orbegoso Baraybar, Manuel Del Río Jiménez and Pedro Pablo Errazuriz Domínguez tendered their resignation to the Company Board through a joint letter, and which will be effective the day prior to the next general shareholder meeting to be convened in the upcoming days.

The current Board assumed functions in 2017, in the midst of an intense crisis, product of the company’s participation in supposed ilicit acts linked to projects executed with Odebrecht and other companies.

Amid the corporate crisis, the Board had to adopt measures with the objective of safeguarding the Company’s interests and prevent further damage to shareholders, as well as to lay the foundations for the recovery of financial and institutional assets. The outgoing board members have declared the achievement of the original objectives, and leave the Company on its way to a full recovery in the medium term.

The board members consider their objectives well met, and that it is now the appropriate time for board renewal: the shareholders approved a financial recovery on November 2nd, 2020, the effective collaboration agreement currently being negotiated with the Public Ministry and the District Attorney´s office for the Lava Jato case is solidly underway and the Company’s change of name and identity was completed.

In their communication the board members express the following:

“Given that the original term of this board of directors expired in March of this year and was renewed June 2021 at the Company's general shareholders meeting held on July 13, 2020, we tender our resignation with the intention of allowing other to take charge of continuing with the achievements so that the Company ends up out of the crisis.”

The Company will convene a Shareholder’s meeting within the terms stipulated in the law so that a new Board will be named to replace the outgoing Board members, whose resignation will go into effect the day before said Shareholder Meeting.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: November 6, 2020